

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 10, 2009

Mr. Ronald E. Smith
President and Chief Executive Officer
Deep Down, Inc.
15473 East Freeway
Channelview, TX 77530

      Re: **Deep Down, Inc.**
             Form 10-KSB for Fiscal Year Ended December 31, 2007
             Filed April 1, 2008
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 16, 2009
             File No. 000-30351

Dear Mr. Smith:

      We have completed our review of your filings and do not, at this time, have any further comments.

                        Sincerely,

                        Christopher J. White
                        Branch Chief